SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __) *

RigNet, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

766582100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 766582100 13 G Page 2 of 12

1	NAME OF REPORTING PERSON Altira Technology Fund IV L.P. (“ATF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,314,125 shares, which includes 367,158 shares issuable upon the conversion of warrants, except that Altira Management IV LLC (“AM IV”), the general partner of ATF IV, may be deemed to have sole voting power with respect to such shares, and Altira Group LLC (“AG”), the  managing member of AM IV, may be deemed to have sole voting power with respect to such shares, and Dirk W. McDermott (“McDermott”), the managing member of AG, may be deemed to have  sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,314,125 shares, which includes 367,158 shares issuable upon the conversion of warrants, except that AM IV, the general partner of ATF IV, may be deemed to have sole dispositive power with respect to such shares, and AG, the managing member of AM IV, may be deemed to have sole dispositive power with respect to such shares, and McDermott, the managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 766582100 13 G Page 3 of 12

1	NAME OF REPORTING PERSON Altira Technology Fund III LLC (“ATF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,290,973 shares, except that AG, the general partner of ATF III, may be deemed to have sole voting power with respect to such shares, and McDermott, the managing member of AG, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,290,973 shares, except that AG, the general partner of ATF III, may be deemed to have sole dispositive power with respect to such shares, and McDermott, the managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 766582100 13 G Page 4 of 12

1	NAME OF REPORTING PERSON Altira Management IV LLC (“AM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,314,125 shares, which includes 367,158 shares issuable upon the conversion of warrants, which shares are held by ATF IV, for whom AM IV serves as general partner, except that AG, the managing member of AM IV, may be deemed to have sole power to vote these shares, and McDermott, the managing member of AG, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,314,125 shares, which includes 367,158 shares issuable upon the conversion of warrants, which shares are held by ATF IV, for whom AM IV serves as general partner, except that AG, the managing member of AM IV, may be deemed to have sole power to dispose of these shares, and McDermott, the managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 766582100 13 G Page 5 of 12

1	NAME OF REPORTING PERSON Altira Group LLC (“AG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,605,098 shares, of which 1,314,125 shares are held by ATF IV, which includes 367,158 shares issuable upon the conversion of warrants, and 1,290,973 shares are held by ATF III.  AG is the general partner of ATF III and the managing member of AM IV, the general partner of ATF IV, and may be deemed to have sole voting power with respect to such shares, except AM IV, the general partner of ATF IV, may be deemed to have sole power to vote these shares, and McDermott, the managing member of AG, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,605,098 shares, of which 1,314,125 shares are held by ATF IV, which includes 367,158 shares issuable upon the conversion of warrants, and 1,290,973 shares are held by ATF III.  AG is the general partner of ATF III and the managing member of AM IV, the general partner of ATF IV, and may be deemed to have sole dispositive power with respect to such shares, except AM IV, the general partner of ATF IV, may be deemed to have sole power to dispose of these shares, and McDermott, the managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 766582100 13 G Page 6 of 12

1	NAME OF REPORTING PERSON Dirk W. McDermott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,605,098 shares, of which 1,314,125 shares are held by ATF IV, which includes 367,158 shares issuable upon the conversion of warrants, and 1,290,973 shares are held by ATF III.  AG, the general partner of ATF III and the managing member of AM IV, the general partner of ATF IV, and McDermott, as managing member of AG, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER 0 shares
7

SOLE DISPOSITIVE POWER
2,605,098 shares, of which 1,314,125 shares are held by ATF IV, which includes 367,158 shares issuable upon the conversion of warrants, and 1,290,973 shares are held by ATF III.  AG, the general partner of ATF III and the managing member of AM IV, the general partner of ATF IV, and McDermott, as managing member of AG, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,605,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 766582100 13 G Page 7 of 12

ITEM 1(A).

NAME OF ISSUER

RigNet, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1880 S. Dairy Ashford, Suite 300

Houston, TX 77077-4760

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13 is filed by Altira Technology Fund IV L.P., a Delaware limited partnership (“ATF IV”), Altira Technology Fund III LLC, a Colorado limited liability company (“ATF III”), Altira Management IV LLC, a Delaware limited liability company (“AM IV”), Altira Group LLC, a Colorado limited liability company (“AG”), and Dirk W. McDermott (“McDermott”), the sole managing member of AG.  The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

AM IV is the general partner of ATF IV and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATF IV.  AG is the managing member of AM IV and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATF IV.  AG is the general partner of ATF III and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATF III.  McDermott is the sole managing member of AG and may be deemed to have direct beneficial ownership of shares of the issuer directly owned by ATF IV, ATF III and AM IV.

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Altira Group LLC
1675 Broadway, Suite 2400
Denver, Colorado 80202

ITEM 2(C).

CITIZENSHIP

ATF IV is a Delaware limited partnership.  AM IV is a Delaware limited liability company.  ATF III and AG are Colorado limited liability companies.  McDermott is a United States citizen.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 766582100

ITEM 3.

Not Applicable.

CUSIP NO. 766582100 13 G Page 8 of 12

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of ATF IV, and the limited liability company agreements of ATF III, AM IV and AG, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP NO. 766582100 13 G Page 9 of 12

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 766582100 13 G Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

Altira Technology Fund IV L.P.

By:  Altira Management IV LLC
its general partner

By:  Altira Group LLC
its managing member

By:   /s/    Dirk W. McDermott

Dirk W. McDermott, managing member

Altira Technology Fund III LLC

By:  Altira Group LLC
its general partner

By:   /s/    Dirk W. McDermott

Dirk W. McDermott, managing member

Altira Management IV LLC

By:  Altira Group LLC
its managing member

By:   /s/    Dirk W. McDermott

Dirk W. McDermott, managing member

Altira Group LLC By: /s/ Dirk W. McDermott Dirk W. McDermott, managing member /s/ Dirk W. McDermott Dirk W. McDermott

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 766582100 13 G Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 766582100 13 G Page 12 of 12

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of RigNet, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2011

Altira Technology Fund IV L.P.

By:  Altira Management IV LLC
its general partner

By:  Altira Group LLC
its managing member

By:   /s/    Dirk W. McDermott

Dirk W. McDermott, managing member

Altira Technology Fund III LLC

By:  Altira Group LLC
its general partner

By:   /s/    Dirk W. McDermott

Dirk W. McDermott, managing member

Altira Management IV LLC

By:  Altira Group LLC
its managing member

By:   /s/    Dirk W. McDermott

Dirk W. McDermott, managing member

Altira Group LLC By: /s/ Dirk W. McDermott Dirk W. McDermott, managing member /s/ Dirk W. McDermott Dirk W. McDermott